MagNet Analytics, Inc.
Executive Summary


mophie

Abstract
MagNet is a self-service retail chain that has completed its proprietary technology development and successful pilots in a growing market. MagNet is raising an investment round to scale nation-wide.
See video at: www.magnetkiosks.com

Market Opportunity
People love online shopping because they get precise information, but for certain product categories customers need the product immediately on-the-spot.

What is MagNet?
MagNet is a chain of automated retail kiosks selling leading-brand portable electronics in high-traffic locations such as transportation hubs. MagNet Kiosks provide a unique combination of precise information (typically only offered by online shopping) with immediate gratification. MagNet has the smallest footprint and highest efficiency in the market, reaching consumers where no one else can.


Precise Information Like Online Retail
Instant Gratification Like Brick & Mortar Retail
mophie

Market Trend
Online retailers are interested in bridging the gap with brick & mortar because that is where they see the largest growth potential. E.g. Amazon and Google same day delivery, Amazon lockers, Wholefoods purchase by Amazon, Amazon Go shops, future drone delivery. MagNet's market is in this intersection of online shopping and brick & mortar for products that are small but have high value. (E.g. personal electronics). Short term MagNet has an addressable market of at least 1,000 US locations for the concept it is currently operating. Additional brands and territories offer potential for more than 10K kiosks. The consumer electronics market in the US is nearly 300B* a year and has been steadily growing for decades (*statista.com)

Competitive Advantages / IP
- Issued US patent of dispensing system that enables the smallest footprint in the market reaching locations others can't.
- Proprietary control and operation software & hardware, featuring a container swap replenishment method with significant operation cost efficiencies.


Central Control
Regional Contractors


EXPRESS
mophie
3.5 ft2
18 ft2

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

Financial summary

Stages

Stage	# of Kiosks	Period	Investment	# of Brands	Annual Revenue	Focus
Beta	4	Done	$ 1,100,000	4	Na	Prove Value Prop. and Tech.
1A	210	year 1	$ 2,000,000	5	$ 9,576,000	Scale
1B	350	year 2	Non Dilutive Financing	6	$ 15,960,000	Scale
2	1,000	year 3-4	Non Dilutive Financing	15	$ 45,600,000	Scale
3	10,000	Year 5+	Non Dilutive Financing	15	$ 456,000,000	Scale

Earnings in Steady State (Stage 1)

# of kiosks	350
Direct profit per kiosk/yr	$ 15,900
Total direct profit	$ 5,565,000
Overhead	$ (1,096,000)
Net earnings (EBT)	$ 4,469,000

Investment Round
- Raising: $2.2 MM
- Objective: Scale nation-wide

Team

  

Ross Elkin / **Business Dev.**   Piotr Diduch / **Engineering**   Chris Charron/ **Analytics**

  

Andrew Gauvin / **Software**   Pratush KC / **Operations**   Eduardo Alvarez/ **CEO**

MagNet Analytics, Inc.   www.magnetkiosks.com   ealvarez@magnetkiosks.com   UPDATED: Jan 2020